90 State House Square Hartford, CT 06103-3702 +1 860 524 3999 Main +1 860 524 3930 Fax www.dechert.com

December 7, 2018

VIA EDGAR

Alison White, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Praxis Mutual Funds Preliminary Proxy Statement Filing (Accession No: 0001193125-18-330884)

Dear Ms. White:

This letter responds to the comments you provided to me via telephone on November 26, 2018, with respect to the preliminary proxy statement (“Proxy Statement”) on Schedule 14A filed on behalf of the Praxis Mutual Funds on November 20, 2018 (Accession No: 0001193125-18-330884).

1.

Comment: Please state the date on which the Original Sub-Advisory Agreement was last submitted to a vote of security holders and the purpose of such submission, in accordance with Item 22(c)(1)(i) of Schedule 14A.

Response: The following disclosure will be added to the beginning of the first paragraph in the “Differences Between the Sub-Advisory Agreements” section on page 3:

“The Original Sub-Advisory Agreement was approved by the sole initial shareholder of the Fund and dated December 31, 2010. It was not subsequently submitted to Fund shareholders for approval because, until the occurrence of the Transaction, no events occurred after the Fund’s launch requiring shareholder approval. The New Sub-Advisory Agreement, if approved by shareholders, will be dated January 29, 2019.”

2.

Comment: The third paragraph in the “New Sub-Advisory Agreement” section on page 2 states that “the services are non-exclusive.” If this differs from the Original Sub-Advisory Agreement, please highlight this difference in the “Differences Between the Sub-Advisory Agreements” section on page 3 of the Proxy Statement.

December 7, 2018

Response: The Original Sub-Advisory Agreement and New Sub-Advisory Agreement contain the same provision about non-exclusivity of services. Accordingly, no change will be made.

3.

Comment: The second paragraph in the “New Sub-Advisory Agreement” section on page 2 states that the “sub-advisory fees payable under the New Sub-Advisory Agreements are the same as the sub-advisory fees payable under the Original Sub-Advisory Agreement….”, while clause (vi) in the first paragraph in the “Differences Between the Sub-Advisory Agreements” section on page 3 states that “the current fee schedule, which is lower than the original fee schedule, is reflected in the New Sub-Advisory Agreement.” Please reconcile these two statements.

Response: The initial fee schedule, which was contained in the Original Sub-Advisory Agreement when it went into effect on December 31, 2010, was superseded by a lower fee schedule that went into effect on March 1, 2018. That more current, March 1, 2018 fee schedule, which was in effect when the Original Sub-Advisory Agreement was terminated by assignment on October 3, 2018, is the same as the fee schedules in the Interim Sub-Advisory Agreement and the New Sub-Advisory Agreement. Use of “original fee schedule” and “current fee schedule” in the noted disclosure refers, respectively, to the December 31, 2010 fee schedule and the March 1, 2018 fee schedule. In response to the comment, to avoid any potential confusion, clause (vi) will be deleted.

4.

Comment: The final sentence in the “Board Considerations” section on page 5 states, “In the event that shareholders do not approve the New Sub-Advisory Agreement, the Trustees will consider other options.” Please provide one or two examples.

Response: The following disclosure will be added to the end of that sentence:

“, including, for example, liquidation of the Fund”

5.

Comment: Please add disclosure, in accordance with in accordance with Item 22(c)(10) of Schedule 14A, indicating whether the Sub-Adviser has waived, reduced or otherwise agreed to reduce its compensation for either of funds listed in the “Other Registered Investment Companies Managed by the Sub-Adviser” table on page 5.

Response: The Sub-Adviser has confirmed that it has not agreed to any waivers, reimbursements or other reductions to the fee schedules for the sub-advisory contracts for those funds. Accordingly, the following disclosure will be added to the end of footnote 1:

“No sub-advisory fee waivers or other reductions are in place for either fund.”

December 7, 2018

6.

Comment: The first sentence in the “Method of Solicitation” section on page 6 states that no proxy solicitor has been retained but other sections of the Proxy Statement seem to indicate that a proxy solicitor may be used. Please clarify or reconcile as appropriate.

Response: The first sentence in the “Method of Solicitation” section on page 6 is accurate. There is no current intention to hire a firm to solicit proxies. As disclosed in the “Proxy Administrator” paragraph on page 8, however, AST Fund Solutions, LLC has been engaged to conduct non-solicitation activities related to the proxy solicitation, such as assembly and mailing of materials to shareholders and tallying the votes. To address the comment, the phrase “soliciting proxies” in the “Costs Associated with the Special Meeting” section on page 8 will be replaced with the following disclosure:

“assistance with voting instruction activities (including assembly and mailing of materials to shareholders and tallying the votes,”

7.

Comment: Please confirm that, in accordance with Rule 14a-4(b)(1), the following sentence on the proxy card will be printed in boldface type: “When properly executed, this proxy will be voted as indicated or “FOR” the proposal if no choice is indicated.”

8.	Response: Confirmed. The sentence, as well as the rest of the paragraph in which it appears, will be printed in boldface type.

If you or any other members of the Staff have any questions or comments regarding this letter, please call me at 860-524-3937.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Mutual Funds

3